FILED BY EXPRESS SCRIPTS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: EXPRESS SCRIPTS, INC., ARISTOTLE HOLDING, INC.
AND MEDCO HEALTH SOLUTIONS, INC.
COMMISSION FILE NO. 0-20199
The following letter to the editor submitted by Express Scripts, Inc. related to the merger with Medco Health Solutions, Inc. was published in the St. Louis Post — Dispatch newspaper on August 24, 2011.
The Right Prescription for Public Health
By Steven Miller, M.D.
Six years ago I left a very satisfying career helping patients as a physician and a hospital administrator in order to join Express Scripts.
Some might consider that an abrupt turn, but I saw an irresistible opportunity to improve the health of millions more patients while attacking the biggest problem in healthcare — runaway costs.
That is exactly what our proposed merger with Medco Health Solutions is about. If approved, we believe the combined company will accelerate our abilities to make prescription medicines safer, more affordable and more accessible — all vital elements to improving public health.
The cost and quality of healthcare is a great concern to all Americans and that’s why this is the right merger at the right time for the right reasons. We have a responsibility to provide the leadership and resources needed to drive out waste and provide the best care in the world.
Never has this role been more important, as everyone with a stake in our nation’s health is actively seeking ways to reduce the cost burden and improve outcomes.
We have thousands of clients — employers, health plans, unions and government agencies — who provide prescription drug benefits for tens of millions of Americans and their families. While they represent various constituents, our clients want us to focus on one thing: eliminating waste in pharmacy benefits.
Today, there is more than $400 billion in annual pharmacy-related waste in our healthcare system. Express Scripts designs innovative programs to help patients make better healthcare choices and take waste out of the system. We are clearly part of the solution.
By joining with Medco, we’ll generate greater cost savings for patients and plan sponsors, close gaps in care and achieve greater adherence through our combined behavioral and clinical approach and optimize our ability to respond to an increasingly complex Medicare and Medicaid environment.
Further, we’ll accelerate the research, development and deployment of pharmacy trend management solutions to address inefficiencies in the marketplace, advance evidence-based and safety solutions for innovative pharmaceuticals and expand our efforts against fraud, waste and abuse.

We need to continue to innovate because the competition in our business is so intense. There are over 40 PBMs operating in the United States today, serving about 210 million Americans.
In the managed care segment, which a recent Post-Dispatch editorial specifically called out, industry figures show that our merged companies and next-largest competitor, CVS Caremark, together serve less than half the market share the editorial projected. That calculation takes into account the fact that United Health Group is in the midst of significantly beefing up its PBM business by terminating its agreement with Medco. Starting next year, United, which will be a very significant No. 3 in the PBM business, will be selling those PBM services directly in competition with Express Scripts/Medco, CVS and the multitude of other significant players in the business.
There can be no doubt that the PBM business will remain intensely competitive after this transaction, as PBMs continually drive for greater efficiencies to provide better service and pricing.
We welcome the review by the Federal Trade Commission (FTC) and others. The government is rightly focused on healthcare costs, and we are aligned with its goals and objectives.
We already make this case transparently every day to our clients. They understand exactly what they get from us and the value we provide.
The concept of aligning and being transparent with our clients has many benefits for those who receive their medicines through a pharmacy benefit. For example, we work with clients to provide a broad-based, low-cost network of convenient pharmacies, so we ensure that your employer gets the most out of the benefit plan.
You would be hard-pressed to find a healthcare company that makes money when its clients save money. Yet, that is exactly the business model of Express Scripts. By negotiating on behalf of our clients and their members, we are helping to lower the cost of prescription medicines. As a result, that saves money for our clients, which allows them to continue offering robust benefits.
At a time where the economy is still on shaky ground, millions are jobless, and people are making hard decisions between basic needs and medicine, the value of what we do has never been more evident.
Regardless of how you think about our proposed merger, we all agree that our country needs to get a handle on its healthcare costs. In our view, combining Express Scripts and Medco allows the private sector to deliver on what first attracted me to the company: improving public health by driving out billions of dollars of healthcare waste, saving millions of dollars on prescription drugs and helping patients across America live longer, better lives.
Dr. Miller is senior vice president and chief medical officer of Express Scripts.
* * *

WHERE TO FIND ADDITIONAL INFORMATION
Information is available at www.BetterRxCare.com or www.Express-Scripts.com.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:
STANDARD OPERATING FACTORS
• Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;
• Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;
• Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;
• Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;
• Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;
• A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;
• Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;
• The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;
• The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;
• Changes in industry pricing benchmarks;
• Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;
• Our failure to execute on, or other issues arising under, certain key client contracts;
• The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;
TRANSACTION-RELATED FACTORS
• Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the transaction with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;
• The ability to obtain governmental approvals of the transaction with Medco;
• Uncertainty as to the actual value of total consideration to be paid in the transaction with Medco;
• Failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Express Scripts and Medco;
• Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;
• Limitation on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;
• The expected amount and timing of cost savings and operating synergies; and
• Failure to receive the approval of the stockholders of either Express Scripts or Medco for the transaction.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Express Scripts Holding Company and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Express Scripts Holding Company In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Express Scripts Holding Company, Plato Merger Sub Inc. and Express Scripts Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Express Scripts Holding Company, intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Express Scripts Holding Company, that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, EXPRESS SCRIPTS HOLDING COMPANY. AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Express Scripts Holding Company or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Express Scripts, Express Scripts Holding Company and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Express Scripts Holding Company, will file with the SEC when it becomes available.